FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 14, 2002

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

TABLE OF CONTENTS

Item	Page

Press Release dated November 13, 2002, announcing that the Company has completed enrollment in its BLP25 Liposomal Vaccine Phase IIB Study in non-small cell lung cancer.	3

Signatures	6

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA COMPLETES ENROLMENT OF BLP25 LIPOSOMAL VACCINE
PHASE IIB STUDY IN NON-SMALL CELL LUNG CANCER

EDMONTON, ALBERTA, CANADA – November 13, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that the Company has completed enrolment of the planned 166 patients in its Phase IIb clinical trial with BLP25 Liposomal vaccine. There are now 168 patients enrolled into the trial. The controlled, randomized study involves patients with advanced non-small cell lung cancer (NSCLC) and enrolment was conducted at 13 sites in Canada and four in the United Kingdom. The trial began in August 2000. Final recruitment in the trial has been extended to allow a few previously identified patients the opportunity to be included in the trial. Enrolment for these identified patients is expected to close later this month.

Since the enrolment of patients in the trial began, two Data Safety Monitoring Board (DSMB) reviews have taken place, of the first 50 patients and the first 100 patients who had passed the primary treatment period. The DSMB, comprised of experts in oncology who are not affiliated with the trial, recommended that the study continue as planned.

“This is another milestone for our Company as we advance our product candidates toward potential commercialization,” said Alex McPherson, MD, PhD, President and CEO. “We believe this accomplishment continues to position Biomira as a leader in bringing forth novel immunotherapeutic approaches to the treatment of cancer through the development of cancer vaccines.”

All patients in this trial were required to be stable or responding following completion of their first line standard chemotherapy for treatment of Stage IIIb and IV NSCLC. Patients were then randomized to BLP25 Liposomal vaccine, plus best supportive care or to best supportive care alone. Best supportive care can include local radiotherapy and second line chemotherapy, according to current standard clinical practice. Objectives of this trial are to measure the safety and potential survival benefit of BLP25 Liposomal vaccine in patients with NSCLC. Secondary endpoints of the trial are quality of life and immune response. All cumulative efficacy data remain fully blinded to until the final analysis. The analysis is event driven and the timing is dependent on when clinical events occur. The required event level is expected by mid-2003 with the final analysis commencing thereafter.

BLP25 Liposomal vaccine is a synthetic MUC1 peptide vaccine. The BLP25 Liposomal vaccine incorporates a 25-amino acid sequence of the MUC1 cancer mucin, encapsulated in a Liposomal delivery system. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery. BLP25 Liposomal vaccine is designed to induce an immune response to cancer cells.

Product Candidate History

In March 1999, Biomira completed enrolment of the Phase I BLP25 Liposomal vaccine trial of 17 patients with NSCLC. Results of that trial were published in the peer-reviewed journal, Clinical Lung Cancer, Volume 3, No. 1, August 2001. The article was entitled, “Phase I Study of the BLP25 (MUC1 Peptide) Liposomal Vaccine for Active Specific Immunotherapy in Stage IIIb-IV non-small cell lung cancer (NSCLC)”.

The patients on this Phase I trial were randomized into two groups, one receiving a 20 µg dose and the other, a 200 µg dose of the vaccine. Both doses were well tolerated. Immunological assays revealed the generation of cytotoxic T-lymphocytes (CTLs) against MUC1 positive tumour cell lines in 5 of the 12 patients. These patients did not have MUC1 specific CTLs prior to receiving the vaccine. This study formed the basis for moving forward with additional clinical studies with BLP25 Liposomal vaccine.

Following the Phase I trial, Biomira initiated a Phase II trial of BLP25 Liposomal vaccine in August 1999 enrolling 9 patients with Stage IIIB and Stage IV NSCLC. In this Phase II trial, the dose of BLP25 Liposomal vaccine was increased to 1,000 µg and the injection schedule was increased to weekly injections over an eight-week period. The results showed that 6 of the 8 evaluable patients enrolled mounted a notable T-cell proliferative response that was specific for MUC1.

The Company also conducted a small Phase II trial with BLP25 Liposomal vaccine (1,000 µg) in conjunction with Liposomal-IL2 (L-IL-2) to determine if the addition of L-IL-2 would further enhance the immune response to the vaccine in patients with NSCLC. Although this regimen showed acceptable safety and tolerability profiles, there was no apparent improvement in immune response parameters over BLP25 Liposomal vaccine alone, at the dosing schedule used in this trial.

Based on the immunology data from the Phase I and first Phase II trial, the Company decided to move into a Phase IIb study with BLP25 Liposomal vaccine (1,000 µg) plus or minus best supportive care, again in patients with Stage IIIB and Stage IV NSCLC.

Besides the BLP25 Liposomal vaccine Phase IIb trial for NSCLC, a Phase II pilot study with BLP25 Liposomal vaccine is currently under way for patients with prostate cancer. Data from this trial are expected in mid-2003.

About Lung Cancer

Lung cancer is the leading cause of cancer-related mortality for both sexes in North America. The American Cancer Society estimates there will be 169,400 new cases of lung cancer in the United States in 2002. NSCLC accounts for approximately 75 to 80 per cent of primary lung cancers. At the time of diagnosis, only 25 per cent of patients are potentially curable by surgery.

THERATOPE® vaccine

Merck KGaA and Biomira are also collaborating on the development of THERATOPE® vaccine, which is currently also being tested in a Phase III study involving 1,030 patients with metastatic breast cancer. The final analysis is event driven and is expected to commence towards the end of the first half of 2003. THERATOPE® vaccine is also being tested in a Phase II pilot study in colorectal cancer. That trial recently completed enrolment of 20 patients and data are expected in the first half of 2003.

Merck KGaA

Biomira is collaborating with Merck KGaA of Darmstadt, Germany, on the development of BLP25 Liposomal vaccine. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

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Biomira Company Contacts:

Bill Wickson
Manager, Public Relations
(780) 490-2818

Jane Tulloch
Director, Investor Relations
(780) 490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trial results and analyses, availability or adequacy of financing, the sales and marketing of commercial products or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.

(Registrant)

Date: November 14, 2002	By: /s/ Edward A. Taylor

Edward A. Taylor Vice President Finance